UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                 FORM 11-K



[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1996


                                     OR


[   ]    TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES
         EXCHANGE ACT OF 1934 for the transition period from ___________ to ____________



                       Commission file number: 1-6179





                            THIOKOL CORPORATION
                           RETIREMENT SAVINGS AND
                              INVESTMENT PLAN





                            THIOKOL CORPORATION
               2475 Washington Blvd., Ogden, Utah 84401-2398

THIOKOL CORPORATION
RETIREMENT SAVINGS AND INVESTMENT PLAN
Audited Financial Statements

December 31, 1996 and 1995










Report of Independent Auditors.........................................1

Statements of Net Assets Available for Benefits........................2

Statements of Changes in Net Assets Available for Benefits.............3

Notes to Financial Statements..........................................4

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN
1

                     Report of Independent Auditors
                     ------------------------------



Compensation Committee
   of the board of Directors
Thiokol Corporation

We have audited the accompanying statements of net assets available for benefits of the Thiokol Corporation Retirement Savings and Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

                                                      /s/ Ernst & Young LLP

April 11, 1997

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                     December 31
                                                             1996                     1995
                                                    ----------------------   ----------------------
ASSETS
  Investments, at fair value - Note C
    Fixed Return Fund                                    $151,694,719             $163,336,852
    Government Securities Fund                              4,327,067                4,379,716
    Balanced Fund                                          22,325,299               15,822,687
    Equity Index Fund                                      78,075,858               61,948,646
    International Equity Fund                              11,226,393                6,904,729
    Aggressive Equity Fund                                 12,225,414               10,603,268
    Thiokol Corporation Stock Fund                         25,804,218               18,895,744
                                                         ------------             ------------

                             TOTAL INVESTMENTS            305,678,968              281,891,642

  Loans to participants                                    18,654,151               18,434,710
  Accrued income receivable                                   693,665                  919,096
                                                         ------------             ------------

                                  TOTAL ASSETS            325,026,784              301,245,448

LIABILITIES
  Withdrawals payable                                          71,501                  331,368
                                                         ------------             ------------

                          NET ASSETS AVAILABLE
                                  FOR BENEFITS           $324,955,283             $300,914,080
                                                         ============             ============


See notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                Year Ended December 31
                                                            1996                     1995
                                                       --------------          --------------

Contributions and investment income
  Company contributions                                 $  5,087,618            $  5,302,304
  Participant contributions                               15,268,833              15,594,684
  Rollover contributions                                     542,942                 365,960
  Dividend income                                          2,710,576               2,488,413
  Interest income                                         10,237,856              11,095,983
                                                        ------------            ------------

                     TOTAL CONTRIBUTIONS AND
                           INVESTMENT INCOME              33,847,825              34,847,344

Net gain on sale of plan assets - Note D                  11,167,579               4,443,770
Net unrealized appreciation in fair
  value of investments - Note C                           10,447,953              14,548,580
Participant payments                                     (30,956,489)            (36,181,046)
Administrative expenses                                     (444,005)               (402,642)
Plan transfers                                               (21,660)                865,457
                                                        ------------            ------------

                                NET INCREASE              24,041,203              18,121,463

Net assets available for benefits at
  beginning of year                                      300,914,080             282,792,617
                                                        ------------            ------------

                    NET ASSETS AVAILABLE FOR
                     BENEFITS AT END OF YEAR            $324,955,283            $300,914,080
                                                        ============            ============



See notes to Financial Statements.

THIOKOL CORPORATION

RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

General:
--------

All investments of the Thiokol Corporation Retirement Savings and Investment Plan (the Plan) are held in the Thiokol Corporation Master Savings Trust (the Trust) by The Northern Trust Company (the Trustee). The Trustee invests the assets of three employee retirement savings and investment plans of Thiokol Corporation (the Company) pursuant to instructions provided it by the investment managers. The investment managers are appointed by the Compensation Committee of the Thiokol Board of Directors.

On January 1, 1995, the Company enhanced the Plan by converting to a daily valuation system. Under the daily valuation system, a Net Asset Value (NAV) is computed daily for each fund based on the current fair value of the fund's assets. The NAV of each fund was established at $10.00. A participant's fund balance is computed by multiplying the NAV by the number of units owned.

The Company's and participants' contributions, loans made to participants, repayments received from participants, and benefit payments or withdrawals are specifically identified for each plan. Income (loss) is allocated to the various plans based upon each plan's proportionate share of the fair value of the Trust's assets related to that income. Asset values in the Plan reflect the deduction of brokerage commissions, related transaction costs and other fees assessed by the various investment managers. Costs incurred by the Plan to administer the daily valuation system are allocated daily to each investment fund as a reduction of the NAV at an annual rate of fifteen one hundredths of one percent. All other Plan administrative and general expenses are paid by the Company.

Investments:
------------

There are seven investment options and an employee loan option under the Plan. Investment options are: the Fixed Return Fund, the Government
Securities Fund, the Balanced Fund, the Equity Index Fund, the International Equity Fund, the Aggressive Equity Fund, and the Thiokol Corporation Stock Fund.

Investments in the stock of the Company are recorded at fair market value as determined by the closing price on the New York Stock Exchange.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The investment managers for the Equity Index, Balanced, International Equity, and Aggressive Equity Funds provide the composite value of their respective funds on a daily basis to the Trustee and are based upon each investment's closing price from the appropriate exchange or closing bid prices from investment brokerage firms.

The Fixed Return and Government Securities Funds are valued at contract value, which represents periodic deposit amounts net of funds used to pay participants' withdrawals, plus credited interest at the contract rate. The interest rate for each contract is reviewed and may be adjusted semi-annually to reflect current interest rates. The stated interest rate has been adjusted for estimated contract transaction and plan administration costs.

Funds may be invested on a temporary basis in common trust funds. Participation units in common trust funds, comprised exclusively of short-term investments, are valued at par value, which is equal to redemption value.

Gain or loss on the sale of Plan assets is determined by utilizing an historical average unit cost of investments. Unrealized appreciation or depreciation is determined by the change in fair value for the twelve-month period.


NOTE B - DESCRIPTION OF THE PLAN

The Plan is a defined-contribution 401(k) plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to provide an opportunity to acquire an equity interest in the Company or to invest in one of the other six investment choices. All regular domestic employees of the Company are eligible to participate in the Plan. Employees covered by a collective bargaining agreement and Huck International domestic employees participate in other plans. During 1995 employees of the Space Services unit participated in other plans.

Participation in the Plan is voluntary. Participants may make contributions to the Plan for any whole percentage up to a maximum of 17% of base pay subject to limitations imposed by Federal Tax Regulations. The Company contributes an amount equal to 50% of the participants' base pay up to 6%, adjusted for any current forfeitures and reinstatement of prior forfeitures.

NOTE B - DESCRIPTION OF THE PLAN

Company contributions are allocated among the investment funds in accordance with the participants' elections. Participants may transfer amounts from one investment fund to another subject to certain restrictions.

Information about the Plan's vesting and benefit provisions is contained in the booklet entitled Your Employee Benefits and is available from the Company's human resources department.

Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain restrictions and each loan is secured by the participant's account balance. The interest charged on loans is based upon rates as determined by the Plan Administration Committee subject to Department of Labor regulations.

The Company has the right to terminate, amend, modify, or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan.


NOTE C - INVESTMENTS

A description of the investment funds follows:

Fixed Return Fund:
------------------

This fund is managed by Connecticut General Life Insurance Company (CGLC) under a group annuity contract issued to the Trustee, which provides for a fixed rate of return. The stated annual rate of return was 5.50% and 5.75% for the first and second halves of 1996 respectively, and 5.10% and 5.50% for the first and second halves of 1995 respectively. The average yield for the fund was 5.63% and 5.30% for 1996 and 1995 respectively. The majority of Fund assets consist of intermediate-term investment grade corporate bonds.

The fund is maintained in a separate account to prevent the assets from being subject to the claims of the general creditors of CGLC.

NOTE C - INVESTMENTS

Government Securities Fund:
---------------------------

This fund is managed by Metropolitan Life Insurance Company (Met) under a group annuity contract. The fund invests in intermediate-term United States Government and Government National Mortgage Association fixed income securities backed by the full faith and credit of the United States Treasury and in other highly rated short-term securities. The stated annual rate of return was 5.00% and 5.25% for the first and second halves of 1996 respectively, and 4.60% and 5.00% for the first and second halves of 1995 respectively. The average yield for the fund was 5.13% and 4.80% for 1996 and 1995 respectively.

The fund is maintained in a separate account to prevent the assets from being subject to the claims of the general creditors of Met.

Balanced Fund:
--------------

This fund is managed by the investment management firm of Dodge and Cox. The fund is invested in both common stocks and bonds. The value of investments can fluctuate due to general stock and bond market conditions as well as the performance of the individual securities in which the fund is invested. Investments in any single stock or bond issue, with the exception of United States government securities, are seldom in excess of 2% of total fund assets.

Equity Index Fund:
------------------

This fund is managed by the Bankers Trust Company. The fund is invested primarily in common stocks and securities convertible into common stocks and in other similar types of equity investments which closely mirror the Standard and Poor's 500 Composite Stock Price Index. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities which comprise the Standard and Poor's 500 Composite Stock Price Index.

NOTE C - INVESTMENTS

International Equity Fund:
--------------------------

This fund is managed by the investment management firm of Rowe Price - Fleming International. This fund is broadly diversified by investing in the equity securities of established foreign companies. Generally this fund is invested in over 300 stocks in more than 25 countries. This fund may invest in corporate and government debt securities, futures, options and enter into forward foreign currency exchange contracts. The fund is managed on a team basis by several portfolio managers that are each responsible for a geographic region. The portfolio managers are supported by more than 100 financial analysts. The value of this fund fluctuates with world stock and currency market conditions and the performance of the individual securities in the fund.

Aggressive Equity Fund:
-----------------------

This fund is managed by the investment management firms of Peregrine Capital Management and Provident Investment Counsel. They began management of the fund on November 1, 1996, replacing Target Investors, Inc. (Target). The Company terminated its relationship with Target due to less than expected investment returns. During November 1996, the Target fund was liquidated and transferred to the two new managers. As a result of the transfer, the fund under Target realized a net loss of $987,750, and the fund under the new managers recognized a realized gain of $641,174 resulting in a net realized loss of $346,576 for 1996 (See Note D).

This fund is invested in the common stocks of small, rapidly growing companies. A small growth company is one which is still in the early stage of its life cycle, yet has demonstrated, or is expected to achieve, long-term earnings growth. Investments in any single stock rarely exceed 4% of total fund assets. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities in the fund.

Thiokol Corporation Stock Fund:
-------------------------------

This fund is invested primarily in Thiokol Corporation common stock. Its performance depends primarily upon the performance of the Company's stock. As with other stocks, the market value of this stock can fluctuate, and participants' investments in this fund can increase or decrease in value. Prior to the Plan being on a daily valuation system, the unit value used to determine a participant's account balance was shares of Company stock. With the conversion to a daily valuation system, the NAV is the unit used to determine a participant's account balance.

NOTE C - INVESTMENTS

During 1996 and 1995, the unrealized appreciation (depreciation) of the Plan's investments was as follows:

                                                  Appreciation
                                                 (Depreciation)
                                                  in Fair Value
                                                During the Period          Fair Value            Cost
                                              ---------------------     ----------------     -------------
December 31, 1996:

  Fair value as determined by
    redemption or contract value:
      Fixed Return Fund                                                   $151,694,719        $151,694,719
      Government Securities Fund                                             4,327,067           4,327,067
  Fair value as determined by
    quoted market prices:
      Balanced Fund                                $ 1,334,762              22,325,299          19,926,772
      Equity Index Fund                              7,636,373              78,075,858          57,748,582
      International Equity Fund                        646,356              11,226,393          10,172,019
      Aggressive Equity Fund                          (326,185)             12,225,414          12,564,827
      Thiokol Corporation Stock Fund                 1,156,647              25,804,218          16,935,126
                                                   -----------            ------------        ------------

                                                   $10,447,953            $305,678,968        $273,369,112
                                                   ===========            ============        ============

December 31, 1995:

  Fair value as determined by
    redemption or contract value:
      Fixed Return Fund                                                   $163,336,852        $163,336,852
      Government Securities Fund                                             4,379,716           4,379,716
  Fair value as determined by
    quoted market prices:
      Balanced Fund                                $ 1,044,897              15,822,687          14,777,790
      Equity Index Fund                             12,994,778              61,948,646          49,437,711
      International Equity Fund                        425,008               6,904,729           6,479,721
      Aggressive Equity Fund                          (679,830)             10,603,268          11,283,098
      Thiokol Corporation Stock Fund                   763,727              18,895,744          11,184,749
                                                   -----------            ------------        ------------

                                                   $14,548,580            $281,891,642        $260,879,637
                                                   ===========            ============        ============


NOTE D - CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND

                                                                          Year Ended December 31, 1996
                                                  ----------------------------------------------------
                                                        Fixed             Gov't
                                                       Return             Sec.             Balanced
                                                        Fund              Fund               Fund
                                                  ----------------  ----------------  ----------------

Contributions and investment
  income:

  Company contributions                            $  2,264,600        $   57,800       $   450,653
  Participant contributions                           6,536,539           178,897         1,414,081
  Rollover contributions                                228,688              -               67,198
  Dividend income                                                                           699,042
  Interest income                                     9,220,567           233,686           111,110
                                                   ------------        ----------       -----------

                    TOTAL CONTRIBUTIONS AND
                          INVESTMENT INCOME          18,250,394           470,383         2,742,084

Net gain (loss) on sale of plan assets                                                      696,968
Net unrealized appreciation
  (depreciation) in fair value of
  investments                                                                             1,334,762
Participant payments                                (21,617,565)         (690,793)       (1,149,620)
Administrative expenses                                (230,683)           (6,537)          (30,096)
Plan transfers                                          (40,357)                3                51
Participant transfers                                (9,201,847)           32,287)        3,321,599
                                                   ------------        ----------       -----------

                    NET (DECREASE) INCREASE         (12,840,058)         (259,231)        6,915,748

Net assets available for benefits
  at beginning of year                              173,789,118         4,711,844        16,676,266
                                                   ------------        ----------       -----------

                   NET ASSETS AVAILABLE FOR
                    BENEFITS AT END OF YEAR        $160,949,060        $4,452,613       $23,592,014
                                                   ============        ==========       ===========


NOTE D - CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND


                                 Year Ended December 31, 1996
                                          ---------------------------------------------------------------------------------
                                                Equity           Int'l          Aggressive        Company
                                                Index            Equity           Equity           Stock
                                                Fund             Fund             Fund             Fund            Total
                                          ----------------  ---------------  ----------------  -------------  ---------------
Contributions and investment
  income:

  Company contributions                    $ 1,317,795       $   250,693       $   320,403      $   425,674     $  5,087,618
  Participant contributions                  4,100,772           800,488         1,005,347        1,232,709       15,268,833
  Rollover contributions                       176,901            12,850            39,043           18,262          542,942
  Dividend income                            1,335,591           185,401            74,033          416,509        2,710,576
  Interest income                              342,901            61,105            86,676          181,811       10,237,856
                                           -----------       -----------       -----------      -----------     ------------

               TOTAL CONTRIBUTIONS AND
                     INVESTMENT INCOME       7,273,960         1,310,537         1,525,502        2,274,965       33,847,825

Net gain (loss) on sale of plan assets       5,243,406           577,571          (346,576)       4,996,210       11,167,579
Net unrealized appreciation
  (depreciation) in fair value of
  investments                                7,636,373           646,356          (326,185)       1,156,647       10,447,953
Participant payments                        (4,801,836)         (550,314)         (515,729)      (1,630,632)     (30,956,489)
Administrative expenses                       (106,176)          (15,065)          (17,674)         (37,774)        (444,005)
Plan transfers                                  10,556                36                36            8,015          (21,660)
Participant transfers                        1,209,568         2,668,506         1,814,990          219,471             -
                                           -----------       -----------       -----------      -----------     ------------

               NET (DECREASE) INCREASE      16,465,851         4,637,627         2,134,364        6,986,902       24,041,203

Net assets available for benefits
  at beginning of year                      66,145,097         7,679,740        11,293,071       20,618,944      300,914,080
                                           -----------       -----------       -----------      -----------     ------------

              NET ASSETS AVAILABLE FOR
               BENEFITS AT END OF YEAR     $82,610,948       $12,317,367       $13,427,435      $27,605,846     $324,955,283
                                           ===========       ===========       ===========      ===========     ============

NOTE D - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND

                                                         Year Ended December 31, 1995
                                           ----------------------------------------------------
                                                Fixed            Gov't
                                                Return            Sec.              Balanced
                                                 Fund             Fund               Fund
                                           ----------------  ----------------  ----------------

Contributions and investment
  income:

  Company contributions                       $  3,049,344     $   75,041        $   240,259
  Participant contributions                      8,756,599        237,448            750,280
  Rollover contributions                           160,582         10,500             96,369
  Dividend income                                                                    458,209
  Interest income                               10,283,453        246,640             56,343
                                              ------------     ----------        -----------

             TOTAL CONTRIBUTIONS AND
                   INVESTMENT INCOME            22,249,978        569,629          1,601,460

Net gain on sale of plan assets                                                      502,897
Net unrealized appreciation
  (depreciation) in fair value of
  investments                                                                      1,044,897
Participant payments                           (28,897,655)      (551,971)          (488,724)
Administrative expenses                           (265,106)        (7,076)           (13,375)
Plan transfers                                     647,555          8,191              3,109
Participant transfers                          (34,266,502)    (1,281,246)        14,026,002
                                              ------------     ----------        -----------

             NET (DECREASE) INCREASE           (40,531,730)    (1,262,473)        16,676,266

Net assets available for benefits
  at beginning of year                         214,320,848      5,974,317              -
                                              ------------     ----------        -----------

            NET ASSETS AVAILABLE FOR
             BENEFITS AT END OF YEAR          $173,789,118     $4,711,844        $16,676,266
                                              ============     ==========        ===========


NOTE D - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND



                                                             Year Ended December 31, 1995
                                       ---------------------------------------------------------------------------------
                                            Equity         Int'l        Aggressive         Company
                                            Index          Equity         Equity            Stock
                                            Fund            Fund           Fund             Fund              Total
                                       --------------  -------------  --------------  ---------------    ---------------
Contributions and investment
  income:

  Company contributions                 $ 1,127,020     $  184,238      $   223,107      $   403,295       $  5,302,304
  Participant contributions               3,424,804        590,536          706,033        1,128,984         15,594,684
  Rollover contributions                     38,646         14,019           18,673           27,171            365,960
  Dividend income                         1,486,959        164,482             -             378,763          2,488,413
  Interest income                           266,775         42,042           55,886          144,844         11,095,983
                                        -----------     ----------      -----------      -----------       ------------

           TOTAL CONTRIBUTIONS AND
                 INVESTMENT INCOME        6,344,204        995,317        1,003,699        2,083,057         34,847,344

Net gain on sale of plan assets           1,119,864        150,358          236,808        2,433,843          4,443,770
Net unrealized appreciation
  (depreciation) in fair value of
  investments                            12,994,778        425,008         (679,830)         763,727         14,548,580
Participant payments                     (4,022,349)      (214,795)        (308,469)      (1,697,083)      (36,181,046)
Administrative expenses                     (74,100)        (7,533)          (9,161)         (26,291)         (402,642)
Plan transfers                              156,826          1,382            2,070           46,324            865,457
Participant transfers                     6,999,428      6,330,003       11,047,954       (2,855,639)            -
                                        -----------     ----------      -----------      -----------       ------------

           NET (DECREASE) INCREASE       23,518,651      7,679,740       11,293,071          747,938         18,121,463

Net assets available for benefits
  at beginning of year                   42,626,446          -                 -          19,871,006        282,792,617
                                        -----------     ----------      -----------      -----------       ------------

          NET ASSETS AVAILABLE FOR
           BENEFITS AT END OF YEAR      $66,145,097     $7,679,740      $11,293,071      $20,618,944       $300,914,080
                                        ===========     ==========      ===========      ===========       ============



NOTE E - INCOME TAX STATUS

The Company has received a favorable letter of determination from the Internal Revenue Service stating that the Plan qualifies under section 401 and the Trust is exempt from tax under section 501(a) of the Internal Revenue Code (IRC). The Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that would adversely affect the Plan's qualified status. Participants are not subject to income tax on Company contributions or income credited to their accounts until such time as these amounts are distributed.


NOTE F -  QUARTERLY NET ASSET VALUE INFORMATION

The investment fund NAV at the end of each quarter for 1996 and 1995 was as follows:

                                         March 31          June 30          Sept 30           Dec 31
                                      --------------   ---------------  ---------------  ---------------
Calendar Year 1996

  Fixed Return Fund                      10.6708           10.8135          10.9622          11.1209
  Government Securities Fund             10.6097           10.7396          10.8787          11.0196
  Balanced Fund                          13.1734           13.4550          13.7435          14.6521
  Equity Index Fund                      14.4606           15.0990          15.5518          16.8403
  International Equity Fund              11.8484           12.3096          12.3838          12.9706
  Aggressive Equity Fund                 10.4971           10.8888          10.4508          10.5032
  Thiokol Corporation Stock Fund         15.5724           14.0127          16.5682          15.7884


Calendar Year 1995

  Fixed Return Fund                      10.1762           10.3031          10.4429          10.5299
  Government Securities Fund             10.1619           10.2773          10.4047          10.4827
  Balanced Fund                          10.7836           11.6447          12.2787          12.7871
  Equity Index Fund                      11.1327           12.1974          13.1570          13.7356
  International Equity Fund               9.9686           10.4582          10.9479          11.2173
  Aggressive Equity Fund                 10.5847           11.6723          13.0732          11.1457
  Thiokol Corporation Stock Fund         10.6422           11.3253          13.3508          12.0976


                                  Exhibit

                      Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-10316) pertaining to certain Retirement Savings and Investment Plans of Thiokol Corporation of our report dated April 11, 1997, with respect to the financial statements of the Thiokol Corporation Retirement Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.


                                                      /s/ Ernst & Young LLP


Salt Lake City, Utah
June 20, 1997

                                 SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                 THIOKOL CORPORATION RETIREMENT SAVINGS AND
                                                            INVESTMENT PLAN




                                        /s/ Richard L. Corbin
Date: June 20, 1997                     -----------------------------------
                                        Richard L. Corbin, Senior Vice
                                        President and Chief Financial
                                        Officer for the Plan Administrative
                                        Committee